Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2014	Year Ended Dec. 31
		2013	2012	2011	2010	2009
Earnings, as defined:
Pretax income from operations	$165,963	$575,203	$515,665	$544,630	$455,416	$468,891
Add: Fixed charges	56,088	227,301	243,317	249,587	243,620	239,022
Total earnings, as defined	$222,051	$802,504	$758,982	$794,217	$699,036	$707,913
Fixed charges, as defined:
Interest charges	$47,452	$191,889	$201,158	$208,003	$201,431	$194,808
Interest component of leases	8,636	35,412	42,159	41,584	42,189	44,214
Total fixed charges, as defined	$56,088	$227,301	$243,317	$249,587	$243,620	$239,022
Ratio of earnings to fixed charges	4.0	3.5	3.1	3.2	2.9	3.0